Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8472
Alan.Crain@bakerhughes.com

Alan R. Crain
Senior Vice President
and General Counsel
January 26, 2010
VIA EDGAR AND MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated Amendment No. 1 to Registration Statement on Form S-4 Filed December 21, 2009 File No. 333-162463
Dear Mr. Schwall:
     We hereby submit for filing by direct electronic transmission under the federal securities laws of the United States, Amendment No. 2 (“Amendment No. 2 to Form S-4”) to the Registration Statement (as amended, the “Registration Statement”), File Number 333-162463, filed December 21, 2009 by Baker Hughes Incorporated (the “Company”). For your convenience, we will also provide by hand delivery a clean copy and a marked copy showing changes from the initial filing of the Registration Statement.
     We are providing the following responses to the comment letter dated January 15, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated each of the comments set forth in the Staff’s comment letter and followed each comment with the Company’s response. Please note that, unless otherwise indicated, all page numbers in our responses refer to the respective page numbers in the Registration Statement, as amended.
General
1.	Please revise your filing to provide updated disclosure, including, without limitation, updated financial statements and disclosure regarding recent share prices. If you intend to incorporate by reference disclosure provided in recent filings, please make necessary revisions to the table set forth on page 137 of your registration statement on Form S-4 that you filed on October 14, 2009.

Response:

As requested, we have revised the Registration Statement to provide updated disclosure, including updated financial statements and disclosure regarding recent share prices. We also have revised the table set forth on page 137 to incorporate by reference recent filings.

Securities and Exchange Commission

2.	You indicate at page 44 of the registration statement on Form S-4 that you filed on October 14, 2009 (your initial registration statement) that the BJ Services board of directors met on June 24, 2009 and compared the merits of a transaction with Baker Hughes to “alternative strategies available to BJ Services.” Please revise your filing to discuss such alternative strategies and disclose why each was discarded in favor of the merger transaction with Baker Hughes.

Response:

The disclosure appearing on page 44 of the Registration Statement has been revised in response to the Staff’s comment.

3.	On page 64 of your initial registration statement, we note that Greenhill & Co., in the course of preparing its opinion, has reviewed certain financial information of 14 publicly traded companies. Please explain how these companies were selected.

Response:

The disclosure appearing on page 64 of the Registration Statement has been revised in response to the Staff’s comment.

4.	On page 70 of your initial registration statement, we note that BofA Merrill Lynch Securities, in the course of preparing its opinion, has reviewed certain financial information of 13 publicly traded companies in the oilfield services industry. Please explain how these companies were selected.

Response:

The disclosure appearing on page 70 of the Registration Statement has been revised in response to the Staff’s comment.

5.	On page 71 of your initial registration statement, we note that BofA Merrill Lynch Securities, in the course of preparing its opinion, has reviewed certain financial information related to 16 selected transactions involving companies in the oilfield services industry. Please explain how these transactions were selected.

Response:

The disclosure appearing on page 71 of the Registration Statement has been revised in response to the Staff’s comment.

6.	We note your disclosure at page 76 of your initial registration statement regarding the standard director compensation arrangements for Baker Hughes. Please quantify at page 76 the cash retainers and equity awards that form a part of such compensation arrangements.

Securities and Exchange Commission

Response:

As requested, we have revised the Registration Statement to quantify the cash retainers and equity awards that form a part of the standard director compensation arrangements for Baker Hughes (see page 76 of the Registration Statement).

7.	We note that the opinions from Goldman, Sachs & Co. and Greenhill & Co. that were provided with your initial registration statement are now more than four months old. Please disclose whether any material changes in the operations or performance of Baker Hughes or BJ Services, or in any of the projections or assumptions upon which such financial advisors based their opinions, have occurred since the delivery of the opinions, or are anticipated to occur before the shareholder meetings.

Response:

The disclosures appearing on pages 49 and 52 of the Registration Statement have been revised in response to the Staff’s comment.
Exhibit 5.1
8.	We note that the legal opinion provided in Exhibit 5.1 suggests that your registration statement on Form S-4 registers the offer and sale of your common stock that will be issuable upon exercise of the “adjusted stock rights.” However, based on the registration fee table provided in your registration statement filed on October 14, 2009, it does not appear that you intend to use such registration statement to register such offer and sale. Please advise. If you do not intend to register the “adjusted stock rights,” please explain your basis for not registering the rights.

Response:

The Registration Statement is intended to register the maximum number of shares of common stock that may be issued to former BJ Services stockholders upon closing of the merger, taking into account all outstanding BJ Services stock options, performance units and phantom stock. To the extent any BJ Services stock options are not exercised prior to closing, thereafter each such stock option will be converted into an “adjusted stock right” in accordance with the terms of the merger agreement and the Company will then file registration statements on the appropriate forms in connection with the common stock issuable pursuant to the exercise of any such “adjusted stock right”. The legal opinion provided in Exhibit 5.1 has been revised to match the information that was provided on the registration fee table. The form of revised opinion has been filed as Exhibit 5.1 to Amendment No. 2 to Form S-4.

Securities and Exchange Commission

9.	In the second paragraph of the opinion, we note that counsel has assumed that “at the time of each issuance of Option Shares, there will be sufficient shares of Common Stock authorized for issuance under the company’s certificate of incorporation.” Please obtain and file a revised opinion that does not include this assumption, or provide an explanation from counsel as to why this assumption is necessary and appropriate.

Response:

The legal opinion provided in Exhibit 5.1 has been revised in response to the Staff’s comment to delete the assumption. The form of revised opinion has been filed as Exhibit 5.1 to Amendment No. 2 to Form S-4.
Exhibit 8.1 and 8.2
10.	Please obtain and file revised, executed tax opinions that address and express a conclusion for each material federal income tax consequence of the merger. For example, each tax opinion should address whether the merger will be treated as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1998, and whether Baker Hughes Incorporated and BJ Services Company will each be treated as a “party to a reorganization” within the meaning of section 368(b) of the Code. In the alternative, please explain how such tax consequences are not material.

Response:

The tax opinions have been revised in response to Staff’s comment. The form of revised tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 2 to Form S-4.

11.	We note that the tax opinion filed as Exhibit 8.2 suggests that the opinion is delivered solely for the benefit of BJ Services Company. Please ensure that the revised tax opinion does not include any suggestion that investors are not entitled to rely on the opinion.

Response:

The tax opinion filed as Exhibit 8.2 has been revised in response to the Staff’s comment. The form of revised tax opinion has been filed as Exhibit 8.2 to Amendment No. 2 to Form S-4.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 439-8600 or Christine LaFollette of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896. Thank you for your assistance.

Very truly yours, /s/ Alan R. Crain Alan R. Crain Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP